UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-35126

21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road,

Chaoyang District

Beijing 100016

The People’s Republic of China

(86 10) 8456 2121

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

21Vianet Group, Inc. to Commence Bond Repurchase Offer

BEIJING, June 30, 2016 – 21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”) today announced that it intends to commence a change of control offer (the “Change of Control Offer”) to repurchase for cash all or any part of its 6.875% Bonds due 2017 (CMU Instrument No. CILHFB14015; Common Code: 108042265) (the “Bonds”) issued under a fiscal agency agreement dated June 24, 2014 (the “Fiscal Agency Agreement”) at a purchase price equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest thereon to, but not including, the date of repurchase.

As previously disclosed, on May 23, 2016, Tus-Holdings Co., Ltd. (“Tus-Holdings”), a large integrated enterprise established in reliance on Tsinghua University, through its affiliated investment vehicle, entered into a definitive share subscription agreement (the “Share Subscription Agreement”). Pursuant to the Share Subscription Agreement, an affiliated investment vehicle of Tus-Holdings made a US$388 million investment in 21Vianet, and subscribed for newly issued 31,996,874 Class A ordinary shares and 111,053,390 Class B ordinary shares of the Company. The transaction was completed on June 2, 2016 and immediately upon completion, Tus-Holdings, through its affiliated investment vehicle, held approximately 21.4% equity ownership in 21Vianet, representing approximately 51.0% of the voting power of the Company (the “Transaction”).

As a result of the Transaction, the Company believes that a Change of Control (as defined in the Fiscal Agency Agreement) has occurred. Under the Fiscal Agency Agreement, a Change of Control occurs when, among other things, any person or group of related persons, other than one or more Permitted Holders (as defined in the Fiscal Agency Agreement), becomes the beneficial owner directly or indirectly, of more than 50% of the total voting power of the voting stock of the Company. The Fiscal Agency Agreement provides that, upon the occurrence of a Change of Control, the Company is required to make an offer to repurchase in cash equal to 101% of the aggregate principal amount of the Bonds repurchased plus accrued and unpaid interest, if any, on the Bonds repurchased to, but not including, the date of purchase all or, at the holder’s option, any part (equal to RMB1,000,000 or multiples of RMB100,000 in excess thereof), of each holder’s Bonds. Under the Fiscal Agency Agreement, the Company is required to, within 30 days following any Change of Control, give notice to holders of the Bonds, describing the transaction or transactions that constitute the Change of Control and offering to repurchase the Bonds on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed.

The Company intends to commence the Change of Control Offer as soon as reasonably practicable and no later than August 1, 2016. The exact terms, conditions and timing of commencement of the Change of Control Offer are still being considered and finalized by the Company’s board of directors in conjunction with appropriate advisors. A detailed statement of the terms and conditions of the Change of Control Offer will be set forth in the Notice of Change of Control Offer to Purchase for the Bonds. The Company has retained Citicorp International Limited as tender agent in relation to the Change of Control Offer and instructed its legal counsel to prepare the necessary documentation with all possible haste. The Change of Control Offer is not commenced by this announcement and will only be commenced by an appropriate announcement of such and the issuance of the Notice of Change of Control Offer to Purchase for the Bonds no later than August 1, 2016.

Under the Change of Control Offer, the Company will repurchase any Bonds surrendered by the holders thereof at a purchase price of 101% of the principal amount of the Bonds plus accrued and unpaid interest. The Company expects that any remaining Bonds will remain outstanding until their maturity in 2017.

This announcement does not constitute an offer to buy, or a solicitation of any offer to sell, the Bonds. No recommendation is made by 21Vianet or any of its respective affiliates as to whether or not any holders of the Bonds should tender their Bonds pursuant to the Change of Control Offer. The Change of Control Offer is being made only by means of the Notice of Change of Control Offer to Purchase for the Bonds.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, content delivery network services, consumer broadband services and business VPN services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1 (908) 707-2062

IR@21Vianet.com

Queenie Liu

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Simic Chan

+852 3469 5065

IR@21Vianet.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21Vianet Group, Inc.

By	:	/s/ Terry Wang
Name:	:	Terry Wang
Title:	:	Chief Financial Officer

Date: June 30, 2016